

May 17, 2011

Jeffrey Cote
Chief Financial Officer
Sensata Technologies Holding N.V.
529 Pleasant Street
Attleboro, Massachusetts 02703

> **Re: Sensata Technologies Holding N.V.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed January 31, 2011**
> **File No. 1-34652**

Dear Mr. Cote:

We have reviewed your letter dated May 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Sensata Technologies Holding B.V. Form 10-K

Other Important Performance Measures, page 53

1. We note your response to prior comment 1. For each adjustment to your net income, please explain to us how the item affected your current tax provision in the GAAP financial statements. To the extent that any of these items materially affected your current tax provision, please explain why you believe that you would not need to include a corresponding tax adjustment in the non-GAAP measure to provide a fair presentation. In this regard, we note that you believe the exercise to reconcile GAAP net income to Adjusted Net Income is a book exercise only. However, it is not clear to us how presentation of a non-GAAP measure that eliminates certain items but retains the tax effect of the eliminated items is meaningful.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief